May 3, 2007

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	IMMS, Inc.—Amendment #5
(File No. 333-137098)

Dear Ladies and Gentlemen:

At the request of IMMS, Inc.. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated April 17, 2007 from Jennifer R. Hardy of the Commission to Kevin P. O’Connell, President and Chief Operating Officer of the Company, relating to Amendment No. 4 to the registration statement on Form SB-2 of the Company filed with the Commission on April 6, 2007 (“Amendment No. 4”).  We have filed simultaneously Amendment No. 5 and have attached a marked copy of such Amendment No. 5 indicating the changes that the Company has made to the Amendment No. 4.

On behalf of the Company, we have arranged for delivery to the attention of each of Edward M. Kelley and Ryan E. Rohn of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 4.

For your convenience, the numbered paragraph below repeats your comment., Our responses, immediately follow the comment to which we are responding.

Management Discussion and Analysis. Page 16

1.  We note your response to prior comment 10 as well as the statement on page 4 "The In Kind sponsorship fees are based upon the value of the product or service that may be provided to us." Please revise the discussion of revenue recognition in MD&A to discuss this accounting policy as well as your basis for determining the fair value of the garage space provided under the Calvin agreement.

Response:

The prospectus has been revised to comply with your comments.

Certain Relationships and Related Transactions, page 25

2.  We reviewed the response to prior comment 2 and have this comment:

•   In the third paragraph, identify the related parties to whom IMMS had $33,463 due on demand, non-interest bearing loans payable outstanding at December 31, 2006. Also identify the other companies under common control to whom IMMS had $70,000 in notes payable at December 31, 2006.

•        In the fourth paragraph, identify the officer undertaking borrowings for equipment purchases for which IMMS had notes payable of $192,502 and $188,750 at December 31, 2005 and 2006. Also identify the officer to whom IMMS has payables due of $41,576 for down payments advanced.

Response:

The prospectus has been revised to comply with your comments.

Statements of Operations, page 37

3.  Please revise the financial statements to identify material related party amounts on the face of each statement. For example, revise the statements of operations to present revenue from related parties on a separate line item.

Response:

The prospectus has been revised to comply with your comments. See “Statement of Operations

Note 2. Related Party Transactions, page 44

4.  Please revise Note 2 to disclose the specific terns of the agreement, including the duration of the agreement and the required timing of the advertising space. Provide us a copy of the agreement. Tell us and revise to disclose whether you recognize revenue evenly on a monthly basis and, if so, your basis. For example, disclose whether the number of races you participate in is equal in each month during the racing season. Tell us the specific races you participated in where you displayed advertising under the Calvin agreement. Provide us the dates of each of the races and any other information about the races that is relevant to revenue recognition. If the races you participated in are not spread evenly throughout the term of the agreement, please explain why you do not recognize revenue from the Calvin agreement based on the number and timing of races. Disclose specifically how you recognize revenue under this transaction.

Response:

See revised footnote 2, "Related Party Transactions". A copy of the memorandized agreement is attached to this letter. The Company participated in the following races in 2006:

1. California Speedway - March 11th and 12th, 2006
2. Infineon Raceway - April 29th and 30th, 2006
3. Thunderhill Raceway - May 27th and 28th, 2006
4. Phoenix International - October 14th and 15th, 2006

The Company agreed to provide advertising at a minimum of 8 races in exchange for $12,000 of garage space. The Company recognized revenue at $1,500 per race. There were no unearned amounts remaining at December 31, 2006.

5.  We note your response to prior comment 9. The transaction in question is responsible for all of your revenue in 2006. An error of $1,000 is 9% of the total revenue of $11,000 suggested by your response. As such, the amount of deferred revenue suggested by your supplemental response appears material to your financial statements. Please revise to record revenue and deferred revenue based upon the specific terms and conditions of the agreement, including when you delivered the services. This would appear to coincide with participation in races with the appropriate advertising, as discussed above.

Response:

See Response to Comment # 4 above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,
de Castro P.C.

By: /s/ Audie J. de Castro
Audie J. de Castro